FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August 2007 (Report No.2)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 and the press release attached hereto as Exhibit
99.2 are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146;
(iii) the Registrant's Registration Statement  on Form S-8,  Registration
No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:


    99.1 Press Release: Retalix Announces Second Quarter 2007 Results, dated August 21, 2007.

    99.2 Press Release: Retailx Announces the Appointment of Avinoam Bloch to Chief Operating Officer, dated August 21, 2007.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     RETALIX LTD.

Date:    August 23, 2007                    By: /s/ Guy Geri
                                                --------------------
                                                Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

    99.1 Press Release: Retalix Announces Second Quarter 2007 Results, dated August 21, 2007.

    99.2 Press Release: Retailx Announces the Appointment of Avinoam Bloch to Chief Operating Officer, dated August 21, 2007.